FILED BY FLUSHING FINANCIAL CORP. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED SUBJECT COMPANY: EMPIRE BANCORP, INC. FILER’S COMMISSION FILE NUMBER: 001-33013

To:	All Flushing Bank and Empire National Bank Employees

From:	John R. Buran

Douglas C. Manditch

Date:	October 25, 2019

Re:	Flushing Financial Acquisition of Empire Bancorp, Inc.

We are proud to jointly announce that Flushing Financial Corporation, the parent company of Flushing Bank, has entered into a definitive merger agreement with Empire Bancorp, Inc., the parent company of Empire National Bank. In connection with the transaction, Empire National Bank will merge with and into Flushing Bank, with Flushing Bank as the surviving entity. Today is an exciting day for our organizations as we begin the process of combining our two companies for the benefit of our customers, employees, and shareholders.

There are synergies between our two organizations, both culturally and operationally, that we can leverage to build a stronger, more competitive organization. Our customers’ experience will be enhanced as they will enjoy:

•	A broader, more diverse product set
•	More branch locations
•	Enhanced digital capabilities

Our combined bank will be in a stronger position to meet the economic challenges of today’s market.

Our most important objective is to support our employees and customers through the transition. To accomplish this, we will be providing you with talking points to answer customer questions and ease concerns. We will also post notifications in both banks’ branches and on both banks’ websites.

The transaction is subject to customary closing conditions, including receipt of required regulatory approvals and the approval of Empire Bancorp’s shareholders. For now, we will continue to operate as two institutions until the closing of the transaction (Legal Day 1), which is targeted for the second quarter 2020. We ask that everyone remain focused on their areas of responsibility to ensure a smooth transition for our customers and employees. In the

Confidential. Not for Distribution.

coming weeks, representatives from both organizations will be meeting to formulate transition plans.

We ask for your support and commitment to executional excellence for a successful integration which will be key to our future growth.

In connection with the proposed merger, Flushing Financial will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Empire Bancorp and a Prospectus of Flushing Financial, as well as other relevant documents concerning the proposed transaction. Employees may read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Empire Bancorp and Flushing Financial at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Flushing’s or Empire’s website at www.flushingbank.com or www.empirenb.com under the respective tab “Investor Relations.”

Empire Bancorp and Flushing Financial and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Empire Bancorp in connection with the proposed merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Confidential. Not for Distribution.